Filed by PRA Health Science, Inc pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: PRA Health Science,
Commission File No. 001-36732
Date: February 24, 2021

The following communication was made by Colin Shannon, CEO of PRA Health Sciences, Inc., to the employees of PRA Health Sciences, Inc. on February 24, 2021.

To: PRA-All Users

From: Colin Shannon

Distribution: 6:05 a.m. EST on Wednesday, Feb. 24

Subject: Sharing Acquisition News

Colleagues,

Just as I am sending this email a press release is being sent announcing that PRA has entered into an agreement to be acquired by ICON. I am fully supportive of this transaction, and I believe it will be a fantastic opportunity for every one of you.

Several years ago, PRA embarked on a journey to transform our company into a market-leading healthcare intelligence partner with a goal of increasing access to clinical trials and accelerating global drug development. We saw how decentralized clinical trials, remote patient monitoring, and telehealth would positively impact our patients and clients – and we pushed forward to lead the industry into a new era. We constantly looked at opportunities that would speed up the path to our vision, provide greater opportunities for our employees, and enhance services for our customers.

Then COVID-19 happened, and it changed the way clinical trials would be conducted forever. The pandemic accelerated the industry’s adoption of technologies and healthcare intelligence tools – tools that we helped develop – at an unprecedented rate. The adoption of decentralized clinical trial methods enabled by mobile health platforms and proprietary healthcare intelligence tools will make drug development quicker and more efficient.

Despite the challenges of the pandemic, we have continued to be leaders in operational excellence, technology and innovation, growth and strong financial performance. It is from this position of strength that I proactively looked at potential partners whose culture and values were a match with PRA’s and who would bring additional capabilities to help us achieve our vision much faster.

The union of PRA and ICON was done after carefully evaluating what was best for the growth of our employees. All of you were the first thought in my mind as the two organizations began to discuss this strategic transaction. ICON and PRA have similar cultures and values – our teams are diverse, passionate and look out for each other and the patients we serve.

Moreover, we have complimentary visions for what the future looks like. We both are focused on delivering for clients and the professional development of our teams. More doors will be opening for all of you across services, therapeutic areas and geographies. Together, we will create the world’s leading healthcare intelligence and clinical CRO – one that will bring a new paradigm in how healthcare is delivered to patients and consumers.

PRA’s history of growth, our reputation within the industry, and how we have made the healthcare industry better is attributed to each of you. This success could not have been achieved without your hard work, intense dedication, and commitment. Each of you should be proud of what you have done to bring our company to this point. I am certainly proud to lead this team of more than 18,000 of the most talented professionals in our industry.

So what is next? In the very near term, the transaction will be evaluated by regulatory, government and shareholder groups, with the expected closing occurring in the third quarter of 2021. During this interim period, until closing, nothing will change for our team at PRA, and both organizations will function as separate and independent companies.

Our ongoing focus on delivering for our clients and patients remains the top priority. Once the acquisition closes later this year the process of integrating our two organizations will begin. It will be an exciting journey, and leaders from both organizations will guide us through it in a thoughtful, deliberate manner. We will communicate with you regularly and with as much detail as possible as we work through the integration planning process.

In just a few minutes, PRA will issue its fourth quarter and year end 2020 earnings report. The results are remarkable, considering the global pandemic and the challenges our team has faced throughout 2020. Revenue and net new business awards achieved new record performance, and ending backlog and net-book-to-bill were incredibly solid. You can find more information on PRA’s Investor Relations news page.

With this news, we are pleased to tell you that PRA will be providing funding for merit increases and promotions in 2021. We are moving forward with compensation planning this quarter as announced earlier this week, and your functional managers and leaders will be providing more details.

You are likely to have many questions about the news. We will continue an open line of communication with all PRA employees at both the corporate and divisional level. In the coming days, you will be asked to join a Town Hall event hosted by your executive team leader. Early in March, I will be hosting a Global Town Hall for all PRA team members. In the coming days, you will also see resources available to you on InsidePRA.

PRA’s commitment to excellence remains a core focus for our team, as does the commitment to our transformation and making clinical research a care option for all. We need your support to continue to forge that path, and we will be joined in lock step and with conviction by the team at ICON in just a few months.

Thank you for your continued commitment to PRA, to our customers, and to the patients we serve.

--Signed

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “PRA” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.